Exhibit 99.4

NICE inContact Helps Companies Apply Smarter AI to Improve Self-Service
Experiences, Lower Operating Costs

8 in 10 consumers strongly prefer to do business with companies that offer integrated self-service options according to NICE inContact annual benchmark

SALT LAKE CITY, March 11, 2021 – NICE inContact (Nasdaq: NICE) today announced a new education series and resources to help companies apply self-service best practices using smarter artificial intelligence (AI) technology to meet consumer demand for faster, convenient experiences. New research, best-practice guides and a series of virtual events bring together the latest research and expertise from NICE inContact and industry leaders to uncover ways to improve customer satisfaction and lower the cost to serve with the right blend of smarter self-service and agent-assist options across the customer journey.

According to the 2020 NICE inContact Customer Experience (CX) Transformation Benchmark, Consumer Wave, 8 in 10 consumers are more willing to do business with companies that offer self-service options, yet only 61 percent agree that companies are offering easy, convenient self-service. When rating self-service channels, only one-third of consumers are highly satisfied. This annual study surveyed more than 2,500 consumers across the United States, Canada, the United Kingdom and Australia, and identified opportunities for companies to improve the self-service experience. Deployment of AI and chatbots continues to experience significant growth, with 67 percent of consumers using AI for customer service – up from 46 percent in 2019.

“The sheer amount of transformation experienced by contact centers in the last year is unprecedented,” said Paul Jarman, NICE inContact CEO. “From the varied deployment of chatbots and AI to the shift towards self-service channels – successful customer experience is truly a journey, not a destination. The modern digital experience is fueled by technological advancements in areas like AI. Contact centers must innovate faster than ever to keep pace with customer expectations and harness rapid advances in AI, such as our NICE Enlighten AI – the industry’s first and only purpose-built AI that’s pre-trained to understand the intricacies of customer engagement. More and more organizations are moving from legacy on-premises technology and adopting contact center as a service (CCaaS), which provides future-proof access to the latest conversational self-service and behavioral-based real-time agent coaching innovations.”

NICE inContact presents the 2021 “Putting AI to Work in the Contact Center” virtual event series, live and on-demand:

•
March 11, 2021 and on-demand: Demystifying AI to Boost Customer Experience, presented by Robin Gareiss, CEO and Principal Research Analyst, Metrigy; Chris Bauserman, VP of Product Marketing, NICE inContact

•	April 6, 2021: Sometimes your customers want to help themselves – let them!, with popular speaker and author Shep Hyken, CSP, CPAE, Chief Amazement Officer at Shepard Presentations
Additional educational resources to guide planning and investment in customer service AI:

•	Effortless Service, Happier Customers eBook with ways to accelerate full resolution via smarter self-service.
•	AI Readiness Assessment based on research commissioned by NICE inContact conducted by Forrester Consulting.
•	AI-Infused Contact Centers Optimize Customer Experience, a Forrester Consulting Thought Leadership Paper commissioned by NICE inContact.
•	Conversational AI: Use Cases in Customer Care video that highlights the benefits of this technology and the trends driving it.
•	Top Tips for Building the Best Chatbot eBook, includes eight insightful tips to get started in the chatbot revolution.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.